March 26, 2012

VIA EDGAR, FACSIMILE, AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel

Re:	PLX Technology, Inc.
Soliciting Material filed under Rule 14a-12 by Balch Hill Partners, L.P. et al.
Filed March 13, 2012
File No. 0-25699

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated March 19, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Balch Hill Partners, L.P. (“Balch Hill”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Soliciting Material filed under Rule 14a-12

1.	We note the following statements about the company’s financial or operating performance:

•	“...we are deeply troubled by the Company’s disappointing operating performance and loss of stockholder value.”

•
“...the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company’s share price and substantially weakened the Company’s financial performance.”

•	“If valued today, the consideration to acquire Oxford would be in excess of $30 million.”

•	“Yet, PLX recently sold its UK design team and certain other assets, comprising what we believe to be the bulk of what was originally acquired from Oxford Semiconductor, for $2.2 million.”

•	“PLX paid a total consideration of $54 million comprised of cash, stock, and assumed debt for this 10 Gigbit Ethernet business with negligible revenues.”

•	“This was at a time when PLX’s entire market capitalization was approximately $134 million immediately prior to the acquisition.”

•	“Today, the 10 Gigabit Ethernet business is underpeforming and consumes essentially all of PLX’s profits and cash flow.”

Please further describe your view of the issuer’s financial and operating performance. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company’s financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

Response:  We are providing supplementally support for each of the statements noted above and will revise future filings to disclose support for any statements relating to the company’s financial and market performance.

“...we are deeply troubled by the Company’s disappointing operating performance and loss of stockholder value.”

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), the Company has incurred a net loss for the years ended December 31, 2011, 2010, 2009 and 2008, aggregating over $100 million.  See Exhibit A-1.  The Company has also substantially underperformed the Russell 2000 Index and the Philadelphia Semiconductor Index in each of the past five years and has seen a decline in stockholders’ equity over the same period.  See Exhibit A-2.

“...the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company’s share price and substantially weakened the Company’s financial performance.”

According to the Company’s definitive proxy statement filed on April 24, 2009, the Company issued 9,000,000 shares of its common stock, or approximately 32% of the pre-issuance shares, in connection with the acquisition of Oxford Semiconductor, Inc. (“Oxford”) in January 2009.  See Exhibit B-1.

According to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, there were 37,100,405 shares of the Company’s common stock outstanding.  See Exhibit B-2.  On October 1, 2010, the Company closed the acquisition of Teranetics, Inc. (“Teranetics”) and issued 7,399,980 shares in connection thereto, or approximately 19.95% of the pre-issuance shares.  See Exhibit B-3.

Accordingly, both acquisitions had a dilutive effect on existing stockholders.

See also Exhibit A-1 and Exhibit A-2 for evidence of the decline in the Company’s financial performance.

 “If valued today, the consideration to acquire Oxford would be in excess of $30 million.”

The Company issued 9,000,000 shares of its common stock to acquire Oxford.  See Exhibit B-1.  On March 12, 2012, the closing share price of the Company’s common stock the day prior to the date of the above-referenced filing was $3.77.  See Exhibit C for the Company’s historical trading prices. Accordingly, the consideration to acquire Oxford, if valued as of March 12, 2012 would be $33,930,000.

“Yet, PLX recently sold its UK design team and certain other assets, comprising what we believe to be the bulk of what was originally acquired from Oxford Semiconductor, for $2.2 million.”

According to the Company’s 2011 Form 10-K, most of Oxford’s employees were located in Oxford’s design center in Abingdon, UK.  See Exhibit D-1.  On October 5, 2011, the Company sold its UK design team and related assets and liabilities for $2.2 million.  See Exhibit D-2.  It is Balch Hill’s belief that the Oxford design team was the bulk of what was originally acquired from Oxford.

“PLX paid a total consideration of $54 million comprised of cash, stock, and assumed debt for this 10 Gigbit Ethernet business with negligible revenues.”

See Exhibit E (the Company’s Current Report on Form 8-K dated September 27, 2010).

“This was at a time when PLX’s entire market capitalization was approximately $134 million immediately prior to the acquisition.”

The Company closed the acquisition of Teranetics on October 1, 2010.  See Exhibit B-3.  According to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, there were 37,100,405 shares of the Company’s common stock outstanding as of September 30, 2010, the day immediately prior to the close of the acquisition.  See Exhibit B-2.  The closing share price of the Company’s common stock on September 30, 2010 was $3.62.  See Exhibit F for the Company’s historical trading prices.  Accordingly, the Company’s market capitalization was approximately $134,303,466.

“Today, the 10 Gigabit Ethernet business is underperforming and consumes essentially all of PLX’s profits and cash flow.”

According to Craig-Hallum’s institutional research report dated October 26, 2010, the Company was downgraded following the acquisition of Teranetics because the acquisition was believed to be “meaningfully dilutive in the near term.”  See Exhibit G-1.   The report also indicated that the Company “needs to grow its Teranetics business to $32 million in annual revenue before the company can benefit.”   However, according to the Company’s 2011 Form 10-K, Teranetics only contributed revenues and gross profit of $4.6 million and $1.0 million, respectively, to the Company for the year ended December 31, 2011 and $1.0 million and $0.3 million, respectively, to the Company for the year ended December 31, 2010.   See Exhibit G-2.

In addition, according to the Company’s 2011 Form 10-K, the Company reported that “cash used in operating activities in 2011 was $2.7 million compared to cash used in operating activities of $0.5 million in 2010.  The increase in cash used in operations in 2011 was primarily due to the increased net loss in connection with the Teranetics acquisition and Network PHY operations and changes in our working capital.”  See Exhibit G-3.

*                      *               *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact Elizabeth R. Gonzalez at (212) 451-2206 or the undersigned at (212) 451-2333 with any comments or questions it may have.

Sincerely,

/s/ Steve Wolosky
Steve Wolosky

Enclosures

cc:	Simon J. Michael
Elizabeth R. Gonzalez, Esq.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Soliciting Material filed under Rule 14a-12 (the “Soliciting Material”) by the undersigned on March 13, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Soliciting Material; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

March 26, 2012
Balch Hill Partners, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

Balch Hill Capital, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
Simon J. Michael Individually and as attorney-in-fact for Martin Colombatto, Michael Cornwell, Robert R. Herb, Mark Schwartz, Dilip Singh and Bernard Xavier